UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Charles River Laboratories International

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159864107

(CUSIP Number)

Andrew Davalla,  605 Third Avenue  New York,  NY  10158  Phone : 646-497-4674

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3478208

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4146182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4146182

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.26%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1851437

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2476111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2476111

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.74%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1626771

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1670071

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1670071

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.52%

14	TYPE OF REPORTING PERSON
IA

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common shares of Charles River Laboratories International, Inc. (the “Issuer’), (the “Securities”), a Delaware corporation, having its principal business office at 255 Ballardvale Street, Wilmington, Massachusetts 01887.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NBG”), Neuberger Berman Holdings LLC (“NB Holdings”), Neuberger Berman Management LLC (“NBM”) and Neuberger Berman LLC (“NB LLC”) (the “Reporting Persons”).

(b)	NBG, NB Holdings, NBM and NB LLC are Delaware limited liability companies, each having its principal business office at 605 Third Avenue, New York, NY 10158.

(c)
NBG is the parent company of various subsidiaries engaged in the investment advisory business.

NB Holdings is the holding company of NB LLC, NBM and certain other subsidiaries engaged in the investment advisory business primarily with respect to equities.

NBM, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a limited purpose broker-dealer registered under the Securities Exchange Act of 1934, as amended. As a registered investment adviser (“RIA”), NBM provides investment advisory services to investment companies registered under the Investment Company Act of 1940, as amended.

NB LLC, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a broker-dealer registered under the Securities Exchange Act of 1934, as amended. As a RIA, NB LLC provides discretionary investment advisory services to private investors, institutions, endowments, employee benefit plans, foundations and others.

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons is set forth below.

Neuberger Berman Group LLC
Directors

Joseph Amato

Robert D’Alelio

William Fox

Jack McCarthy

George Walker

Richard Worley

Lawrence Zicklin

Executive Officers

George Walker
Chief Executive Officer

Joseph Amato
President

Heather Zuckerman
Secretary and Executive Vice President

Andrew Komaroff Chief
Operating Officer and Executive Vice President

Irene Ashkenazy
Treasurer

Neuberger Berman Holdings LLC
Executive Officers

Joseph Amato
President and Chief Executive Officer

Kevin Handwerker
Secretary and General Counsel

Irene Ashkenazy
Vice President and Treasurer

Neuberger Berman Management LLC
Executive Officers

Robert Conti
President, Chief Executive Officer

Joseph Amato
Managing Director and Chief Investment Officer -Equities

Brad Cetron
Chief Compliance Officer, Director of Compliance –B/D

Chamaine Williams
Chief Compliance Officer, Director of Compliance –I/A

John Dorogoff
Chief Operations Officer, Chief Financial Officer, and Treasurer

Maxine Gerson
General Counsel and Managing Director

Bradley Tank
Managing Director and Chief Investment Officer –Fixed Income

Neuberger Berman LLC
Executive Officers

Joseph Amato
President, Chief Executive Officer and Chief Investment Officer - Equities

Brad Cetron
Chief Compliance Officer

John Dorogoff
Chief Operations Officer, Chief Financial Officer, and Treasurer

Kevin Handwerker
General Counsel and Managing Director

Bradley Tank
Managing Director and Chief Investment Officer –Fixed Income

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NBM and NB LLC, in their capacity as RIAs, used an aggregate of approximately $45,526,085 and $82,237,645, respectively, of funds provided through the accounts of certain of their investment advisory clients to purchase the Securities reported as beneficially owned in Item 5.

Item 4.	Purpose of Transaction

The Securities reported as beneficially owned in Item 5 were purchased by NBM and NB LLC in their capacity as RIAs on behalf of their investment advisory clients for investment purposes in the ordinary course of business. On April 26, 2010, the Issuer announced that it had entered into a definitive agreement with WuXi PharmaTech (Cayman) Inc. (“WuXi”) (the “Agreement”) pursuant to which the Issuer will acquire WuXi. NBM and NB LLC oppose the Agreement because they believe that the acquisition of WuXi by the Issuer is not in the best interests of the Issuer’s stockholders. On June 16, 2010, NBM and NB LLC sent a letter to the Issuer’s Board of Directors, which is attached hereto as Exhibit 1. NBM and NB LLC may communicate with the management of the Issuer, the board of directors of the Issuer, and other stockholders of the Issuer and interested parties about the Issuer and the Agreement. Depending on market conditions, NB LLC and NBM, in their capacity as RIAs, may purchase additional Securities or sell Securities on behalf of their investment advisory clients in the future.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 4,146,182 shares, representing 6.26% of the 66,191,029 common shares reported as outstanding in the Issuer’s most recent Form 10-Q for the quarterly period ending March 27, 2010. The Reporting Persons beneficially own the Securities as follows:

Common Shares % of Common Shares Outstanding

NBM 1,670,071 2.52%

NB LLC 2,476,111 3.74%

As a result of NBG’s and NB Holdings’ indirect and direct ownership of NB LLC and NBM, each of NBG and NB Holdings are deemed to beneficially own the Securities beneficially owned by NBM and NB LLC.

(b)
NBM has been granted discretionary voting and dispositive power with respect to 1,626,771 of the shares reported herein as being beneficially owned by it. In addition, NBM has been granted discretionary dispositive power, but not voting power, with respect to the remaining 43,300 shares reported herein as beneficially owned by it. NB LLC has been granted discretionary voting and dispositive power with respect to 1,851,437 of the shares reported herein as being beneficially owned by it, and with respect to such shares, NB LLC shares voting and dispositive power with its clients in whose accounts the shares are held. In addition, NB LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 625,374 shares reported herein as beneficially owned by it, and with respect to such shares. NB LLC shares only dispositive power with those clients in whose accounts such shares are held.

(c)	Transactions effected during the past sixty days are set forth below.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
4/15/2010
4/15/2010
4/15/2010
4/16/2010
4/16/2010
4/19/2010
4/19/2010
4/19/2010
4/20/2010
4/20/2010
4/20/2010
4/20/2010
4/20/2010
4/21/2010
4/21/2010
4/22/2010
4/22/2010
4/22/2010
4/22/2010
4/22/2010
4/22/2010
4/22/2010
4/22/2010
4/22/2010
4/23/2010
4/23/2010
4/23/2010
4/23/2010
4/23/2010
4/23/2010
4/26/2010
4/26/2010
4/26/2010
4/26/2010
4/26/2010
4/26/2010
4/26/2010
4/26/2010
4/27/2010
4/27/2010
4/27/2010
4/27/2010
4/27/2010
4/27/2010
4/27/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/28/2010
4/29/2010
4/29/2010
4/29/2010
4/29/2010
4/29/2010
4/30/2010
4/30/2010
5/3/2010
5/3/2010
5/3/2010
5/3/2010
5/3/2010
5/3/2010
5/3/2010
5/3/2010
5/4/2010
5/4/2010
5/4/2010
5/4/2010
5/4/2010
5/5/2010
5/5/2010
5/6/2010
5/6/2010
5/6/2010
5/6/2010
5/7/2010
5/7/2010
5/7/2010
5/7/2010
5/10/2010
5/10/2010
5/10/2010
5/10/2010
5/11/2010
5/11/2010
5/11/2010
5/11/2010
5/11/2010
5/11/2010
5/11/2010
5/12/2010
5/12/2010
5/12/2010
5/12/2010
5/13/2010
5/13/2010
5/14/2010
5/14/2010
5/17/2010
5/17/2010
5/17/2010
5/17/2010
5/17/2010
5/17/2010
5/17/2010
5/17/2010
5/19/2010
5/19/2010
5/19/2010
5/20/2010
5/20/2010
5/20/2010
5/20/2010
5/21/2010
5/21/2010
5/21/2010
5/21/2010
5/21/2010
5/21/2010
5/24/2010
5/24/2010
5/24/2010
5/24/2010
5/24/2010
5/24/2010
5/24/2010
5/25/2010
5/26/2010
5/26/2010
5/26/2010
5/26/2010
5/26/2010
5/26/2010
5/27/2010
5/27/2010
5/27/2010
5/27/2010
5/27/2010
5/27/2010
5/27/2010
5/27/2010
5/27/2010
5/28/2010
5/28/2010
6/1/2010
6/1/2010
6/1/2010
6/1/2010
6/2/2010
6/2/2010
6/2/2010
6/3/2010
6/3/2010
6/3/2010
6/4/2010
6/4/2010
6/7/2010
6/7/2010
6/8/2010
6/8/2010
6/8/2010
6/8/2010
6/8/2010
6/8/2010
6/9/2010
6/9/2010
6/9/2010
6/9/2010
6/9/2010
6/10/2010
6/10/2010
6/10/2010
6/11/2010
6/11/2010
6/14/2010
6/15/2010
600
325-
300-
400
410-
325
200
10-
70
700
250
900
325-
220
625-
20
150
300
400
50-
100-
1100-
100-
1900-
170
450
200
150
300-
250-
4620
6660
64100
320
1300
6500
10000-
300-
30660
15
3190
50-
400-
800-
800-
2930
16000
320
700
24400
200
150
2960
925-
1500-
500-
925-
16000
450
340
1200-
100-
2600
70
850
90
621
300
300
314-
300-
500-
100
2725
1300
75-
150-
500
600
300
500
230
300
160
300
100
1400-
8000
5150-
100-
38900-
900
540
1910
150
350
100-
300-
100
2060
600
20-
1300
105-
570
250-
830
500
1200-
300-
515-
1100-
75-
1100-
465
130
245-
50
5000-
2000-
400-
225-
100-
46700-
100-
1050-
1290-
70
150
1
800
60-
600-
600-
4100-
340
100-
350-
70-
40-
400-
60
100
200-
34900-
26700-
100-
350-
800-
300-
745
1000-
10
14
5410-
257-
30
1400-
1800-
30
5000
15-
60
20-
5000
7500-
370
50
100-
80-
750-
4900-
800
1000-
3200-
500-
600-
50
800
500-
270
330
850-
700-
41.01
41.1412
41.0612
40.94
40.3809
40.43
40.49
40.11
40.29
40.4613
40.21
40.2002
40.5531
40.65
40.4449
40.05
39.9399
39.9999
40.0267
40.02
40.0401
39.8891
39.85
40.1089
39.6799
39.98
39.975
39.898
39.73
39.7219
34
35.26688
33.9305
35.3499
34.11
33.9305
34.6771
35.3867
34.06479
34.12
34.1553
33.95
33.5501
33.9525
34.001
34.26162
34.4322
34.261625
34.4199
34.4322
34.33
34.3486
34.2415
33.9
34.286
34.3501
33.9
34.2056
34.0599
34.36
34.04
34.08
33.5695
34.25
33.5299
33.1
33.59
33.99
33.6352
33.59
32.93
32.954
32.5699
32.2845
32.7891
32.6
32.91
32.3999
31.8917
31.0099
31.6799
31.52
31.9125
31.4999
31.2899
31.48
30.8
31.0563
31.4394
31.2136
30.6938
31.0465
30.75
31.1691
31.1768
31.143
31.01
31.6267
33.1376
32.625
33.1267
32.43
33.2462
32.9824
32.0352
31.93
31.92
32.312
32.33
32.1148
32.077
32.0938
32.18
32.13
32.2964
31.8993
32.101
31.84
31.8273
32.1006
32.1257
31.9127
31.9124
31.862
32.02
31.931
31.8887
32.158
32.158
32.23
32.1061
32.53
32.5215
32.4197
31.0501
31.81
31.995
31.87
32.07
31.98
32.055
32.4
33.11
33.0525
32.66
32.696
32.4001
32.6701
33.06
32.5067
33.4999
33.21
33.13
33.29
33.1752
33.29
33.44
33.3879
33.4613
34.12
34.1878
33.98
33.54
33.12
33.2164
32.8225
33.6499
33.41
33.4001
33.5
33.6051
33.5779
34.5388
35.0301
35.0063
34.9501
34.5
35.67
35.0975
36
36.1999
34.92
35.9716
36.2171

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons hold $5,009,000 (par value) of the Issuer’s 2.25% Convertible Senior Notes due 2013 (the “Notes”). Due to conversion conditions of the Notes, it is not possible as of the date of this filing for the Reporting Persons to convert the Notes into common stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Letter to Issuer’s Board of Directors, dated June 16,2 010, is attached hereto as Exhibit 1. The Joint Filing Agreement is attached hereto as Exhibit 2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

June 16, 2010	By:	/s/ Kevin Handwerker
General Counsel

Neuberger Berman LLC

June 16, 2010	By:	/s/ Kevin Handwerker
General Counsel

Neuberger Berman Management LLC

June 16, 2010	By:	/s/ Robert Conti
President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)